EXHIBIT NO. 99.2

ITEM 7 INFORMATION

The securities being reported on by Rockefeller Capital Management L.P. as a parent holding company are owned, or may be deemed to be beneficially owned, by Rockefeller Financial LLC, a wholly-owned subsidiary of Rockefeller Capital Management L.P.